SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 4, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated December 4, 2009 regarding “ST-Ericsson aims at improved financial performance, competitive cost structure and accelerated portfolio execution.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

	By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

	By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 4, 2009

PRESS RELEASE	December 3, 2009

ST-Ericsson aims at improved financial performance, competitive cost structure and accelerated portfolio execution

Geneva, Switzerland, December 3, 2009 – ST-Ericsson today announced its proposed plan to further improve financial performance and increase its competitiveness in the market. This plan follows the reorganization announcement made in July this year.

The company is now targeting additional annualized savings of $115 million. These savings are expected to come from reductions in operating expenses and spending, along with an extensive R&D efficiency program. As part of this effort, the company will also conduct a global workforce review which may affect up to an additional 600 employees worldwide.

Specific country impact related to this proposed plan and further details will be provided when employee representatives have been involved where required.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about USD 3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

More information on ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Media Relations

Phone: +41 22 930 2733

Email: media.relations@stericsson.com

Investor Relations

Phone: +41 22 929 6973

Email: investor.relations@stericsson.com